November 21, 2016
VIA EDGAR

Mr. Larry Spirgel	600 Telephone Avenue
Assistant Director	Anchorage, AK 99503-6091
AD Office 11 - Telecommunications
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Form 8-K filed November 2, 2016
Response dated October 11, 2016
File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 9, 2016 relating to its review of the Company’s Form 10-Q for the fiscal quarter ended September 30, 2016, Form 8-K filed on November 2, 2016 and Response dated October 11, 2016 to the comment letter of the Staff dated September 27, 2016.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s response. The text of pro forma disclosures provided in the Company’s response is underlined.

Form 10-Q for the Quarterly Period Ended September 30, 2016

NON-GAAP FINANCIAL MEASURES, page 37

1.	Please expand the disclosure to state, if true, that Free Cash Flow is a non-GAAP liquidity measure. We note you disclosed on page 38 that Free Cash Flow is used to assess your “ability to generate cash and plan for future operating and capital actions.”

Response

The Company acknowledges the Staff’s comment and offers the following response.

Effective with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, the disclosure referenced above will be amended as follows:

“Adjusted Free Cash Flow is a non-GAAP liquidity measure Management uses to assess the Company’s ability to generate cash and plan for future operating and capital actions.”

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re:	Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Form 8-K filed November 2, 2016

Response dated October 11, 2016

2.	Please retitle “Free Cash Flow” to “Adjusted Free Cash Flow” on pages 39 and 40.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Effective with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, references to “Free Cash Flow” in the tables and other disclosures referenced above will be retitled to “Adjusted Free Cash Flow.”

Additionally, all references to “Free Cash Flow” will be retitled to “Adjusted Free Cash Flow” in the Company’s future reports on Form 10-K and Form 10-Q.

3.	We note your definition and calculation of Free Cash Flow on pages 38 and 39, respectively. If Free Cash Flow is a non-GAAP liquidity measure, please present the information showing how this measure is calculated after the Free Cash Flow reconciliation on page 40.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Effective with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, the calculation of Adjusted Free Cash Flow will be presented following the reconciliation of Adjusted Free Cash Flow to Net Cash from Operating Activities.

Form 8-K filed on November 2, 2016

Exhibit 99.1

4.	We note your response to our comment 2 and Schedule 5 and 6. You disclose in Schedule 4 under “NonGAAP Measures:” that Free Cash Flow is used to assess your “ability to generate cash and plan for future operating and capital actions.” Please expand this disclosure to state, if true, that Free Cash Flow is a non-GAAP liquidity measure. In addition, please revise your schedule 5 and 6 to retitle “Free Cash Flow” to “Adjusted Free Cash Flow.”

Response

The Company acknowledges the Staff’s comment and offers the following response.

Effective with the Company’s financial results for the fourth quarter and year ended December 31, 2016 to be filed on Form 8-K under Item 2.02, the disclosure in Schedule 4 referenced above will be amended as follows:

“Adjusted Free Cash Flow is a non-GAAP liquidity measure Management uses to assess the Company’s ability to generate cash and plan for future operating and capital actions.”

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re:	Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Form 8-K filed November 2, 2016

Response dated October 11, 2016

Additionally, all references to “Free Cash Flow” will be retitled to “Adjusted Free Cash Flow” in the Company’s future earnings press releases filed on Form 8-K under Item 2.02.

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-1704.

Sincerely,

/s/Laurie Butcher

Laurie Butcher

Senior Vice President of Finance

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs and Corporate Secretary of the Company